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                                  June 5, 2006



BY EDGAR

Kathleen Krebs, Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549


         RE:   WORLD MARKETING, INC.
               REGISTRATION STATEMENT ON FORM SB-2
               FILED:  OCTOBER 20, 2005
               FILE NO. 333-129148

Dear Ms. Krebs:

         World Marketing, Inc. hereby requests acceleration of the effective date of the above- referenced registration statement on Form SB-2 so that such registration statement shall become effective at 4;30 p.m. EST on Monday, June 5, 2006, or as soon thereafter as practicable.

         The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                             Respectfully yours,

                                             WORLD MARKETING, INC.


                                             /s/ Jacob Roth

                                             Jacob Roth
                                             Chief Executive Officer